SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the Company)

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

Prudential plc (the Company) announces that it has released to PDMRs shares under the Prudential Long Term Incentive Plan.  This is the first release  under this plan which was approved by shareholders at the Annual General Meeting held in May 2013.

Disposals have also been made to cover the cost of taxes and sales fees, together with other requested sales.

In addition dividend equivalents have accrued to PDMRs who  participate in either the Annual Incentive Plan or the Group Deferred Bonus Plans, following the payment of the second 2015 interim and special dividend on 20 May 2016.

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Notifications of disposal of interests under the Prudential Long Term Incentive Plan (PLTIP)

The Company advises that on 23 May  2016 it released awards made under the PLTIP over ordinary shares of 5p  and American Depositary Receipts  (ADRs)  for the benefit of PDMRs in the Company.  Details are shown in table 1 and 2 below.

Table 1

The Company was notified on 24 May 2016  that sales were made in New York on behalf of PDMRs, as follows:

Name	Beneficial interest before release	Number of ADRs released	Number of ADRs sold at $38.36 on 23 May 2016	Number of ADRs sold at $38.328 on 23 May 2016	Number of ADRs sold at $38.30 on 23 May 2016	Number of ADRs sold at $40.10379 on 24 May 2016	Number of ADRs sold at $40.075 following transfer to charitable trust on 24 May 2016	Total beneficial interest following transaction
M Wells (ADRs)	214,414	151,475	-	-	-	126,596	24,879	214,414
B Stowe (ADRs)	166,949	70,889	70,889	10,161	27,000	-	-	129,788

Included in the disposal figure are  24,879  ADRs  which Mr Michael Wells transferred to a charitable trust, of which he is a trustee. Subsequently  the charitable trust sold the ADRs at a price of $40.075 per ADR, also on 24 May 2016.

Table 2

The Company was notified on 24 May 2016  that sales were made in London on 23 May 2016 at £13.2019  and £13.24736 per share on behalf of PDMRs, as follows:

Name	Beneficial interest in shares before release of award	Number of shares released	Number of shares sold at £13.2019	Number of shares sold at £13.24736	Total beneficial interest following transaction
J Foley	264,442	145,981	19,802	145,981	244,640
P James	25,977	27,878	-	13,116	40,739
M McLintock	195,257	51,688	1,241	51,688	194,016
N Nicandrou	283,297	135,690	-	118,894	300,093
T Wilkey	153,386	82,953	35,296	82,953	118,090
R Hariharan	15,525	23,696	3,528	23,696	11,997
J Oliver	17,523	10,033	-	4,721	22,835
A Porter	24,562	28,714	-	28,714	24,562
T Rolfe	31,685	24,161	2,531	24,161	29,154

Dividend Equivalents

The Company  was  advised on 23  May 2016 that, following the payment of the second  2015 interim and special dividend of  36.47p on 20  May 2015, several PDMRs  have increased their interests in the Company by way of a dividend equivalent on their Annual Incentive Plan or group Deferred Bonus Plan.

The following individuals have received American Depositary Receipts (ADRs), at a price per ADR of US$ 37.80, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan:

Name of PDMR	Number of ADRs received	Total beneficial interest following notification	Number of ADRs subject to performance conditions	Total interest in ADRs	% of issued share capital beneficially held following transaction	% of issued share capital held as conditional share awards following transaction
M Wells	3,104	217,518	405,589	623,107	-	-
B Stowe	2,350	132,138	276,766	408,904	0.0130	0.0211

The following individuals have received ordinary shares of 5p each at a price per share of £12.97, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan and Group Deferred Bonus Plans:

Name of PDMR	Number of ordinary shares received	Total beneficial interest following notification	Number of shares subject to performance conditions	Total interest in shares	% of issued share capital beneficially held following transaction	% of issued share capital held as conditional share awards following transaction
M Wells	2,902	541,318	811,178	1,352,496	0.0210	0.0525
J Foley	3,882	268,324	554,328	822,652	0.0097	0.0164
P James	620	25,977	196,436	222,413	0.0016	0.0067
M McLintock	5,445	200,702	126,185	326,887	0.0078	0.0031
N Nicandrou	2,898	302,991	373,328	676,319	0.0111	0.0145
T Wilkey	2,388	156,074	511,766	667,840	0.0047	0.0167
J Adams	713	26,244	144,845	171,069	0.0010	0.0056
R Hariharan	372	12,369	97,655	110,024	0.0005	0.0046
J Oliver	219	23,054	53,579	76,633	0.0009	0.0024
A Porter	632	25,194	158,458	183,652	0.0010	0.0052
T Rolfe	798	29,952	149,385	203,692	0.0012	0.0067

Additional Information

Mr  Wells' beneficial interest in shares is made up of   220,622   ADRs (representing  441,244  ordinary shares) and 106,282  ordinary shares.  Mr Wells' conditional share awards are over 332,870  ordinary shares and  239,154  ADRs (representing 478,308  ordinary shares).

Mr Stowe's beneficial interest in shares is made up of  129,788  ADRs (representing  259,576 ordinary shares).

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Date of Notification  24 May 2016

Contact

Jennie Webb, Share Plans Manager, + 44 (0)20 7548 2027

Stefan Bort, Deputy  Group Secretary, + 44 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 May 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary